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                                                                    EXHIBIT 99.1
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the federally funded Human Genome Project, also compete with Millennium. A number of entities are attempting to rapidly identify and patent randomly sequenced genes and gene fragments, typically without specific knowledge of the function of such genes or gene fragments. In addition, certain other entities are pursuing a gene identification, characterization and product development strategy based on positional cloning. The Company's competitors may discover, characterize or develop important genes in advance of Millennium, which could have a material adverse effect on any related Millennium disease research program. The Company also faces competition from these and other entities in gaining access to DNA samples used in its research and development projects. The Company expects competition to intensify in genomics research as technical advances in the field are made and become more widely known.

   The Company relies on its strategic partners for support in its disease research programs and intends to rely on its strategic partners for preclinical evaluation and clinical development of its potential products and manufacturing and marketing of any products. Each of the Company's strategic partners is conducting multiple product development efforts within each disease area that is the subject of its strategic alliance with the Company. For example, Roche, with whom the Company is collaborating in the field of obesity, currently has a product for the treatment of obesity in late stage clinical trials. Generally, the Company's strategic alliance agreements do not restrict the strategic partner from pursuing competing development efforts. Any product candidate of the Company, therefore, may be subject to competition with a potential product under development by a strategic partner.

Employees

   As of March 1, 1997, the Company had 359 full-time employees, of whom 116 hold Ph.D. or M.D. degrees and 88 hold other advanced degrees. Of the Company's total workforce, 305 are engaged in research and development activities and 54 are engaged in business development, finance and administration. The Company currently plans to hire approximately 140 additional employees by the end of 1997.

Factors that May Affect Results

   This Annual Report on Form 10-K contains forward-looking statements. For this purpose, any statements contained herein that are not statements of historical fact may be deemed to be forward-looking statements. Without limiting the foregoing, the words "believes", "anticipates", "plans", "expects", "intends", and similar expressions are intended to identify forward-looking statements. There are a number of important factors that could cause the Company's actual results to differ materially from those indicated by such forward-looking statements. Those factors include, without limitation, those set forth below and elsewhere in this Annual Report on Form 10-K.

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   Uncertainties Relating to Technological Approaches of the Company. To date, the Company has not developed or commercialized any products based on its technological approaches. There can be no assurance that these approaches will enable the Company to successfully identify and characterize genes that predispose individuals to the diseases that are the principal focus of its disease research programs or to use any resulting information to develop molecular targets of utility for pharmaceutical product development. The Company's lead programs and development focus are primarily directed to complex polygenic and multifactorial diseases. There is limited scientific understanding generally relating to the role of genes in these diseases and relatively few products based on gene discoveries have been developed and commercialized. Accordingly, even if the Company is successful in identifying genes associated with specific diseases, there can be no assurance that its gene discoveries will lead to the development of therapeutic and diagnostic products.

   History of Operating Losses; Anticipation of Future Losses. As of December 31, 1996, the Company had an accumulated deficit of approximately $18,144,000. Even if the Company succeeds in developing a commercial product, the Company expects to incur losses for at least the next several years and that such losses will increase as the Company expands its research and development activities. To achieve profitability, the Company, alone or with others, must successfully discover genes associated with particular diseases and, thereafter, utilize such discoveries to develop products, conduct clinical trials, obtain required regulatory approvals and successfully manufacture, introduce and market such products. The time required to reach commercial revenue and profitability is highly uncertain and there can be no assurance that the Company will be able to achieve any such revenue and profitability on a sustained basis, if at all.

   Future Capital Requirements; Uncertainty of Additional Funding. The Company's comprehensive technological approach to developing products through the application of genomics has required that Millennium establish a substantial scientific infrastructure. The Company has consumed substantial amounts of cash to date and expects capital and operating expenditures to increase over the next several years as it expands its infrastructure and its research and development activities. In the event that adequate funds are not available, the Company's business would be adversely affected.

   Reliance on Strategic Partners. The Company's strategy for development and commercialization of diagnostic and therapeutic products based upon its gene discoveries depends upon the formation of various strategic alliances and licensing arrangements. The Company has entered into strategic alliances with Astra, Eli Lilly, Roche and Wyeth-Ayerst. There can be no assurance that the Company will be able to establish additional strategic alliance or licensing arrangements, that any such arrangements or licenses will be on terms favorable to the Company, or that the current or any future strategic alliances or licensing arrangements ultimately will be successful. All of the Company's strategic alliance agreements are subject to



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termination under various circumstances. If any of the Company's strategic partners were to breach or terminate its agreement with the Company or otherwise fail to conduct its collaborative activities successfully in a timely manner, such delay or termination could have a material adverse effect on the Company's business, financial condition and results of operations.

   Intense Competition. Millennium faces, and will continue to face, intense competition from organizations such as large pharmaceutical, biotechnology and diagnostic companies, as well as academic and research institutions and government agencies. The Company is subject to significant competition from organizations that are pursuing the same or similar technologies as those which constitute the Company's technology platform and from organizations that are pursuing pharmaceutical or diagnostic products that are competitive with the Company's potential products. Most of the organizations competing with the Company have greater capital resources, research and development staffs and facilities, and greater experience in drug discovery and development, obtaining regulatory approvals and pharmaceutical product manufacturing and greater marketing capabilities than the Company. Each of the Company's strategic partners is conducting multiple product development efforts within each disease area that is the subject of its strategic alliance with the Company. Generally, the Company's strategic alliance agreements do not restrict the strategic partner from pursuing competing development efforts. Any product candidate of the Company, therefore, may be subject to competition with a potential product under development by a strategic partner.

   Patents and Proprietary Rights; Third Party Rights. The Company's commercial success will depend in part on obtaining patent protection on gene discoveries and on products, methods and services based on such discoveries. The Company has more than 100 pending U.S. and international patent applications and has two issued U.S. patents. There can be no assurance that any of the Company's pending patent applications will result in issued patents, that the Company will develop additional proprietary technologies that are patentable, that any patents issued to the Company or its strategic partners will provide a basis for commercially viable products or will provide the Company with any competitive advantages or will not be challenged by third parties, or that the patents of others will not have an adverse effect on the ability of the Company to do business. Furthermore, there can be no assurance that others will not independently develop similar or alternative technologies, duplicate any of the Company's technologies, or, if patents are issued to the Company, design around the patented technologies developed by the Company. In addition, the Company could incur substantial costs in litigation if it is required to defend itself in patent suits brought by third parties or if it initiates such suits.

   Prior to the time that the Company filed its patent application covering ob-r, Progenitor filed a patent application disclosing DNA sequences that encode shorter forms of leptin receptors and describing a potential role for such receptors in cell proliferative disorders such as cancers and leukemias. Although the Company believes that the patent application filed by Progenitor does not describe the

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Company's ob-r, or the role of any receptor in body weight regulation or obesity control, there can be no assurance that such patent application, or additional patent applications if filed by others, will not result in issued patents covering ob-r or specific fragments of the ob-r gene.

   Government Regulation; No Assurance of Regulatory Approval. Prior to marketing, any new drug developed by the Company and its strategic partners must undergo an extensive regulatory approval process in the United States and other countries. This regulatory process can take many years and require the expenditure of substantial resources. There can be no assurance that regulatory approval will be obtained for any drugs or diagnostic products developed by the Company or its strategic partners. Failure to obtain required governmental approvals will delay or preclude the Company's strategic partners from marketing drugs or diagnostic products developed by the Company or limit the commercial use of such products and could have a material adverse effect on the Company's business, financial condition and results of operations.

   Attraction and Retention of Key Employees. The Company is highly dependent on the principal members of its management and scientific staff. The loss of services of any of these personnel could impede significantly the achievement of the Company's development objectives. Furthermore, recruiting and retaining qualified scientific personnel to perform research and development work in the future will also be critical to the Company's success. There is intense competition among pharmaceutical and health care companies, universities and nonprofit research institutions for experienced scientists, and there can be no assurance that the Company will be able to attract and retain personnel on acceptable terms. Pursuant to the Lilly strategic alliance agreements in the atherosclerosis and oncology fields, Lilly has the right to suspend funded research programs under these agreements upon the termination of the employment of two or more specified employees of the Company without replacement reasonably acceptable to Lilly.

   Expansion of Operations; Management of Growth. The Company recently has significantly increased the scale of its operations to support the expansion of its disease research programs and its strategic alliances including the acquisition, in February 1997, of ChemGenics. See "-- ChemGenics Pharmaceuticals, Inc." The increase has included the hiring of a significant number of additional personnel. The Company currently employs approximately 359 persons and plans to hire approximately 140 additional employees in 1997. The resulting growth in personnel and facilities could place significant strains on the Company's management, operations and systems.

   Dependence on Research Collaborators and Scientific Advisors. The Company has relationships with collaborators at academic and other institutions who conduct research at the Company's request, particularly with respect to the Company's human genetics programs. All of Millennium's consultants are employed by employers other than the Company and may have commitments to, or consulting or advisory

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contracts with, other entities that may limit their availability to the Company.
As a result, the Company has limited control over their activities and, except as otherwise required by its collaboration and consulting agreements, can expect only limited amounts of their time to be dedicated to the Company's activities. The Company's ability to discover genes involved in human disease and commercialize products based on those discoveries may depend in part on continued collaborations with researchers at academic and other institutions. There can be no assurance that the Company will be able to negotiate additional acceptable collaborations with collaborators as academic and other institutions or that its existing collaborations will be successful.

   Product Liability Exposure. Clinical trials, manufacturing, marketing and sale of any of the Company's or its strategic partners' potential pharmaceutical products may expose the Company to liability claims from the use of such pharmaceutical products. The Company currently does not carry product liability insurance. There can be no assurance that the Company or its strategic partners will be able to obtain such insurance or, if obtained, that sufficient coverage can be acquired at a reasonable cost. An inability to obtain sufficient insurance coverage at an acceptable cost or otherwise to protect against potential product liability claims could prevent or inhibit the commercialization of pharmaceutical products developed by the Company or its strategic partners. A product liability claim or recall could have a material adverse effect on the business or financial condition of the Company. While under certain circumstances the Company is entitled to be indemnified against losses by its strategic partners, there can be no assurance that this indemnification would be available or adequate should any such claim arise.

Item 2. PROPERTIES

   The Company's facilities currently consist of approximately 70,000 square feet of office and research space and a 9,000 square foot animal facility located at 640 Memorial Drive, Cambridge, Massachusetts pursuant to a lease which expires in 2003, approximately 40,000 square feet of office and research space located at Fort Washington Park, Cambridge, Massachusetts pursuant to a lease which expire in 1999, and approximately 11,500 square feet of office and research space at One Kendall Square, Cambridge, Massachusetts pursuant to a lease which expires in 2003.

Item 3. LEGAL PROCEEDINGS

   The Company is not a party to any legal proceedings.

Item 4. SUBMISSION OF MATTERS TO A VOTE OF SECURITY HOLDERS

   No matters were submitted to a vote of security holders of the Company, through solicitation of proxies or otherwise, during the last quarter of the year ended December 31, 1996.



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